March 2, 2011

Via EDGAR Correspondence

Securities and Exchange Commission
Division of Corporation Finance
Attn: Jonathan E. Gottlieb, Esq.
100 F Street, N.E.
Washington, D.C.  20549

Re:
Nelnet, Inc.
Form 10-K for the year ended December 31, 2009, filed March 3, 2010
Forms 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010, and September 30, 2010
Schedule 14A, filed April 15, 2010
Amendment to Schedule 14A, filed April 15, 2010
File No. 001-31924

Dear Mr. Gottlieb:

On behalf of Nelnet, Inc. (the “Company”), submitted below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter by Michael R. Clampitt dated February 9, 2011 (which letter was received by the Company on February 18, 2011) in connection with the above-referenced filings.  For your convenience, the responses set forth below have been placed in the order in which the Staff presented the comments, and the text of each comment is presented in bold italics before each response.

Form 10-K for the Fiscal Year ended December 31, 2009

Risk Factors, page 14

1.
We acknowledge your proposed response to comment 4 of our previous comment letter to you.  Please confirm that you will include in your future filings, revision of the Union Bank risk factor, to disclose the net aggregate impact on your income statement for each period being reported on, i.e., revenue or expense, if material.

We confirm that we will include in our future filings a revision of the Union Bank risk factor to disclose the net aggregate impact on our income statement (i.e., revenue or expense) for each period being reported on, if material.

Securities and Exchange Commission
March 2, 2011

Schedule 14A and Amendment to Schedule 14A

Certain Relationships and Related Transactions, page 28

2.	Please confirm that you will revise, in future filings, to disclose:
•	any related party transactions since the beginning of the your [sic] last fiscal year that were not approved or ratified by the Nominating and Corporate Governance Committee; and,
•
noting that your charter for the Nominating and Corporate Governance Committee that appears on your website, does not require that related party transactions be approved or ratified by the Committee and does not delegate authority for approval to the Chairman of the Nominating and Corporate Governance Committee, and your statement in the first sentence on page 13 of your proposed response that you have “adopted written policies and procedures for the Nominating and Corporate Governance Committee’s review of any [related party] transaction” and that the Committee “approves or ratifies” related party transactions, consider revising your charter to be consistent with your proposed response.

We confirm that we will:

•
disclose in future filings any related party transactions since the beginning of our last fiscal year where the amount involved exceeds $120,000 that were not approved or ratified by the Nominating and Corporate Governance Committee, in accordance with the disclosure requirements of Item 404(b)(2) of Regulation S-K; and

•	revise our charter for the Nominating and Corporate Governance Committee to provide substantially as follows:

The Nominating and Corporate Governance Committee shall:

[…]

10.
Review related party transactions in accordance with the written policies and procedures adopted by the Board of Directors for the Committee’s review of related party transactions, and take such actions as the Committee deems necessary and appropriate in relation to such transactions, including reporting to the Board of Directors with respect to such transactions as the Committee deems necessary and appropriate.

*     *     *     *     *

Securities and Exchange Commission
March 2, 2011

On behalf of the Company, the undersigned acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any actions with respect to our filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to the comments.  If you need further information, you may contact the undersigned at 402.458.2370.

Sincerely,

/S/ TERRY J. HEIMES

Terry J. Heimes
Chief Financial Officer